PPL Corporation Two North Ninth Street Allentown, PA 18101-1179 Tel. 610.774.5151 http://www.pplweb.com/

FOIA CONFIDENTIAL TREATMENT

REQUESTED PURSUANT TO

17 C.F.R. § 200.83
BY PPL CORPORATION

PN-001

September 21, 2015

Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

VIA COURIER AND EDGAR

RE:	PPL Corporation Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 23, 2015 Form 10-Q for the Quarterly Period Ended June 30, 2015 Filed August 3, 2015 File No. 1-11459

Dear Mr. Thompson:

In response to your letter dated September 11, 2015 regarding the above-referenced filings, PPL Corporation (PPL) is providing the following information in response to your comment. References to the "Company," "we," "us" and "our" in this letter are references to PPL. Your comment has been reprinted in bold type and is followed by the response of PPL. Capitalized terms used and not otherwise defined in this letter are used as defined in the above referenced Form 10-Q for the period ended June 30, 2015.

For reasons of the business confidentiality of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the SEC's Rules on Information and Requests, 17 C.F.R. § 200.83. PPL has sent a copy of the confidential treatment request to the Office of Freedom of Information and Privacy Act Operations. Accordingly, certain portions of this letter as submitted via EDGAR have been omitted and submitted separately to the SEC, and such omitted information has been replaced in this letter as submitted via EDGAR with a placeholder identified by the mark "[*]." For the Staff's reference, the omitted portions for which PPL is requesting confidential treatment are bracketed and underlined in the paper submission for ease of identification.

Confidential Treatment Requested By PPL Corporation PN-002

Form 10-Q for the Quarterly Period Ended June 30, 2015

Item1. Financial Statements

Combined Notes to Consolidated Financial Statements

Note 8. Acquisitions, Development and Divestitures, Spinoff of PPL Energy Supply, page 43

1.	We note from your disclosure that you considered several valuation approaches including the "when issued" stock price at June 1, 2015, an income approach and an alternative market approach. You disclose that key variables and assumptions in the two market approaches included the application of a 25% control premium. Please show us how you determined a fair value of $3.2 billion at the date of the spin-off, including quantifying the value for each approach and how you determined the weighting applied to each approach. Please include in your response the proportional share of equity you attributed to the Supply segment and your basis for using the proportional share of the equity value as opposed to the shares issued to PPL shareholders. Please also explain why you believe the application of a 25% control premium rather than another amount is appropriate in this transaction.

Fair Value Determination

Accounting Standards Codification (ASC) 820-10-35-24 through 35-24B provides the valuation techniques that are appropriate for estimating fair value. This guidance states a reporting entity shall use valuation techniques maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. It also states that the objective of using a valuation technique is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. The guidance refers to the three widely used valuation techniques including the market approach, cost approach and income approach and prescribes that an entity shall use valuation techniques consistent with one or more of those approaches to measure fair value. The guidance states that in some cases a single valuation technique is appropriate such as when valuing an asset or a liability using quoted prices in an active market for identical assets or liabilities. It also states that in other cases, multiple valuation techniques are appropriate such as when valuing a reporting unit.

In accordance with this guidance, PPL considered several valuation techniques to derive the fair value estimate of the Supply segment reporting unit (substantially consisting of PPL Energy Supply) at the spinoff date. These techniques included two market approaches and an income approach as follows:

1)	Talen Energy Market Value - The first market approach considered the closing "when-issued" Talen Energy stock price to determine the Talen Energy market value on June 1, 2015 (the spinoff date), adjusted for the proportional share of the equity value attributable to the Supply segment.
2)	Income/Discounted Cash Flow (DCF) – This approach is consistent with the method used in PPL's historical annual goodwill impairment assessments for the Supply segment reporting unit which uses a 20 year DCF to determine a fair value, based on the forecasted cash flows of the Supply segment.

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Confidential Treatment Requested By PPL Corporation PN-003

3)	Alternative Market (Comparable Company) - This approach is consistent with the method used in PPL's historical annual goodwill impairment assessments for the Supply segment reporting unit which applies multiples, based on the prices of comparable publicly traded companies, to the Supply segment EBITDA to determine a fair value. These multiples were obtained from market based information.

The following table summarizes PPL's fair value analysis:

				Weighted
Approach	Control Premium	Indication (in billions)	Weighting	Fair Value (in billions)

Talen Energy Market Value	25%	$2.7	50%	$1.4
Income/Discounted Cash Flow		3.9	30%	1.1
Alternative Market (Comparable Company)	25%	3.4	20%	0.7
Estimated Fair Value				$3.2

Weightings Assigned to the Three Approaches

Although the "Talen Energy Market Value" approach using the closing "when-issued" stock price utilized the most observable inputs of the three approaches, PPL considered certain limitations of the "when-issued" trading market for the spinoff transaction in determining whether this approach should solely be determinative of the fair value of the Supply segment, including:

•	the subjectivity of applying Talen Energy's total market capitalization to the portion represented by the Supply segment;
•	the short duration of the "when issued" trading market;
•	the lack of liquidity in that market; and
•	the anticipated initial Talen stock ownership base selling pressure, as noted by analysts initiating coverage of Talen Energy Corporation, which was expected to cause downward pressure on the Talen stock price causing it to not be appropriately representative of the fundamental value of the business, among other factors.

PPL concluded that these factors limited the appropriateness of this input being solely determinative of the fair value of the Supply segment. As such, PPL also considered the other valuation approaches referenced above in estimating the overall fair value. However, PPL determined that it should assign the highest weighting to the "Talen Energy Market Value" approach and assigned 50% to this approach due to this fair value having an input measure that is observable and objective and reasonably directly related to the business being valued. For the remaining 50% weighting to be assigned to the remaining two approaches, we considered the weightings in our most recent goodwill impairment assessment performed in the fourth quarter of 2014. In that assessment, we weighted the income approach at 67% and the market (comparable company) approach at 33%.

Based on these relative weightings, we concluded the "Income/Discounted Cash Flow" approach should continue to be weighted more heavily because the cash flows utilized are directly related to the business being valued, assigning 30%, and the "Alternative Market (Comparable Company)" approach should receive the remaining weighting of 20%.

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Confidential Treatment Requested By PPL Corporation PN-004

Estimate of Talen Energy's Equity Value Attributed to the Supply Segment

In order to estimate the portion of Talen Energy's equity value to be attributed to the Supply segment, PPL initially considered the negotiated spinoff transaction share allocation of 65% to PPL shareholders for PPL Energy Supply and 35% share allocation to Riverstone, per the spinoff transaction agreement. This allocation was based on a negotiated agreement between PPL management and Riverstone management considering the expectation of the contributions of each business to Talen Energy as of the June 2014 date of negotiation and was not subject to adjustment. Since that time, the markets in which PPL Energy Supply and RJS Power transact have moved differently such that, at the date of spinoff, the expected contribution of the RJS Power business to the future results of the combined organization relative to that of PPL Energy Supply was less than anticipated in June 2014. The change in expected relative contribution was primarily a result of changes in forward power prices from June 2014 to June 2015 in the PJM and ERCOT markets. The majority of the PPL Energy Supply capacity is located in the PJM region, while the RJS Power capacity is in both the PJM and ERCOT markets. Although the forward power prices during this time period declined in both markets, the prices in the ERCOT market declined more significantly than in the PJM market, thereby reducing the expected relative contribution of the RJS Power business to the combined Talen organization. We believe this fact was understood by the market on the date of spinoff.

Therefore, PPL estimated the portion of Talen Energy's equity value to be attributed to the Supply segment for purposes of estimating the fair value of the Supply segment at the time of the spinoff based on an updated estimate of a current contribution analysis of the proportion of future EBITDA contributions from PPL Energy Supply versus RJS Power, based on the then most recent (May 2015) Talen Energy business plan approved by its Board of Directors. Based on this contribution analysis, the proportional share of the Talen Energy enterprise value attributable to the Supply segment was determined to be [*]%. After reducing the implied Supply segment portion of the enterprise value by the Supply segment portion of debt and the implied RJS Power portion of the enterprise value by the RJS Power portion of debt, the proportional share of the Talen equity value attributable to the Supply segment was [*]%.

Control Premium

PPL included the application of a control premium of 25% in the "Talen Energy Market Value" and "Alternative Market (Comparable Company)" valuation approaches. ASC 820-10-35-36B indicates that when measuring fair value, companies should select inputs that are both consistent with the characteristics of the asset or liability being measured and would be considered by market participants when pricing the asset or liability. This guidance states that in certain instances, these characteristics could result in a premium (such as a control premium) or discount being incorporated into the fair value measurement given it is not inconsistent with the unit of account in the ASC topic guidance that requires or permits the fair value measurement.

PPL concluded it was appropriate to apply a control premium in these valuation approaches as the goodwill impairment testing guidance was followed in determining the fair value of the Supply segment which has historically been a reporting unit for PPL. This guidance, per ASC 350-20-35-23, provides that the market price of an individual security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of

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Confidential Treatment Requested By PPL Corporation PN-005

the reporting unit. This guidance also indicates that substantial value may arise from the ability to take advantage of synergies and other benefits that arise from control over another entity and the market price of a Company's individual share of stock does not reflect this additional value to a controlling shareholder. Therefore, the quoted market price need not be the sole measurement basis for determining the fair value, and including a control premium when control is known to exist is appropriate in measuring the fair value of a reporting unit. Additionally, PPL had a controlling financial interest in the Supply segment immediately prior to the spinoff and market participants acting in their best interest would likely consider such a premium when valuing the business.

In determining the control premium, PPL reviewed premiums, as quoted on Bloomberg Professional service, received during the last five years in market sales transactions obtained from observable independent power producer and hybrid utility transactions greater than $1 billion. Premiums for these transactions ranged from 5% to 42% with a median of approximately 25%. Given these metrics, PPL concluded a control premium of 25% to be reasonable for both the "Talen Energy Market Value" and "Alternative Market (Comparable Company)" valuation approaches. This control premium is also consistent with the amount used in PPL's goodwill impairment assessment performed in the fourth quarter of 2014.

PPL acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or need further clarification, please call me at (610) 774-4677.

Sincerely,

/s/ Stephen K. Breininger

Stephen K. Breininger

PPL Corporation

Vice President and Controller

cc:	Mr. W. H. Spence, Chairman, President and Chief Executive Officer
Mr. V. Sorgi, Senior Vice President and Chief Financial Officer
Mrs. J. H. Raphael, Senior Vice President, General Counsel and Corporate Secretary

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